UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer Id. (CNPJ/MF) 02.429.144/0001-93
Company Registry (NIRE) 353.001.861-33

ANNOUNCEMENT TO THE MARKET

CPFL Energia S.A. (“CPFL Energia”), in compliance with article 157, paragraph 4 of Law 6,404/76 and CVM Instruction 358/2002, announces to its shareholders and the market that on June 28, 2014, Bonaire Participações S.A., one of the shareholders of the controlling block of CPFL Energia, issued the following Notice to Shareholders, which is reproduced below:

“BONAIRE PARTICIPAÇÕES S.A. (Bovespa: BNPA3B) ("Company"), hereby informs its shareholders and the market that: On this date, the following matters were approved at the Extraordinary General Meeting (“EGM”) of the Company: (i) reduction of the capital stock of the Company by two hundred six million, five hundred forty thousand, nine hundred forty-six reais and thirty-three centavos (R$ 206,540,946.33), without the cancellation of shares, as a result of which the capital stock decreases from two hundred twenty-four million, four hundred twenty-six thousand, two hundred forty-six reais and sixteen centavos (R$ 224,426,246.16) to seventeen million, eight hundred eighty-five thousand, two hundred ninety-nine reais and eighty-three centavos (R$ 17,885,299.83), upon refund to shareholders of: (a) one hundred seventy-one million, three hundred thirty-nine thousand, three hundred ninety-three reais and fifty-five centavos (R$ 171,339,393.55) in cash directly from the Company; and (b) thirty-five million, two hundred one thousand, five hundred fifty-two reais and seventy-eight centavos (R$ 35,201,552.78), through the delivery of five million, one hundred eight thousand, seven hundred ninety (5,108,790) common shares held by the Company and issued by CPFL Energia S.A., a publicly-held company headquartered at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 1402, in the city and state of São Paulo, inscribed in the corporate taxpayers register (CNPJ/MF) under no. 02.429.144/0001-93, and whose articles of incorporation are duly filed with the Board of Trade of the State of São Paulo under company registry (NIRE) no. 35.300.186.133 (“Shares” and “CPFL,” respectively), and the consequent amendment to article 5 of the Bylaws of the Company to reflect the aforementioned capital reduction; and (ii) restatement of the Bylaws. To calculate the number of Shares to be refunded to shareholders of the Company as a result of the aforementioned capital reduction, the Management calculated the book value of the shares on the base date of May 31, 2014, in accordance with article 22 of Law 9,249/95. Thus, the shareholders of the Company will receive 0.076560406 shares issued by CPFL for each share issued by the Company. The Company will observe the 60-day period established in article 174 of Law 6,404/76, starting from the date of publication of the minutes of the EGM for the reduction to take effect. The period for dissenting creditors starts on June 30, 2014 and ends on August 29, 2014. As soon as said capital reduction comes into effect, the Company will announce to the market the date from which the Shares can be refunded to shareholders and the date from which the shares issued by the Company will be traded “ex-capital reduction”. The shareholder base to be considered for receiving this capital reduction is the one on the date of the EGM that approved the capital reduction, i.e. June 26, 2014."

São Paulo, July 2, 2014.

CPFL Energia S.A.

Gustavo Estrella

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 2, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.